EXHIBIT 3
GLAMIS GOLD LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
This management’s discussion and analysis of the financial results of the Company’s operations for the years 2003 through 2005 is dated March 6, 2006 and should be read in conjunction with the consolidated financial statements and notes thereto (the “financial statements”) which form a part of this report. This financial information, which is expressed in United States dollars unless otherwise stated, was prepared in accordance with accounting principles generally accepted in Canada. Reference should be made to Note 15 of the financial statements for a reconciliation of Canadian and U.S. generally accepted accounting principles. Additional information, including the Company’s Annual Information Form (“AIF”) can be found on SEDAR at www.sedar.com and the Form 40-F filed in the United States on EDGAR at www.sec.gov.
The following discussion contains statements that are not historical facts, and by their nature are considered “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. See also “Forward Looking Statements” at the end of this discussion.
OVERALL PERFORMANCE
The fourth quarter of 2005 was another milestone for the Company as it completed construction of its second mine in twelve months. The Marlin Mine in Guatemala came on line with production of 23,858 ounces of gold and 154,649 ounces of silver in the quarter, while the El Sauzal Mine, which began production in the fourth quarter of 2004, continued its solid performance in its first full year of operation. The Marigold Mine and San Martin Mine continue to be steady producers. Total gold production in 2005 increased 85% over 2004 to 434,010 ounces and is expected to increase an additional 50% in 2006 to approximately 670,000 ounces. Silver production during 2006 is expected to be in excess of 3 million ounces.
The Company reported net earnings for 2005 of $27.1 million, or $0.21 per share. Net earnings in 2004 were $20.9 million or $0.16 per share. In 2003, the Company’s earnings were $18.2 million, or $0.14 per share. Earnings from mining operations were $65.1 million in 2005, $29.7 million in 2004, and $22.7 million in 2003. Earnings for 2005 included $4.0 million of expense related to the tender offer for Goldcorp Inc. in the first quarter. Earnings for 2004 included income of $7.0 million ($0.05 per share), net of tax, from the final settlement on the sale of the Cerro San Pedro property and royalty and the sale of the Company’s 50% interest in the Metates (Mexico) property.
At the operating mines, production totaled 434,010 ounces of gold in 2005, compared to 234,443 ounces of gold produced during 2004, and 230,294 ounces of gold produced during 2003. Total cash costs of production rose slightly from $192 per ounce of gold in 2004 to $195 per ounce in 2005. Fuel prices which were well above plan at Marigold and San Martin, unplanned maintenance costs at Marigold and increased reagent costs at all the mines drove the increases in cash cost. In 2005, the Company began to incorporate the silver by-product credits from the mines into the total cash cost per ounce calculation. Prior to 2005, this by-product credit was not significant. The silver by-product credit averaged approximately $5.00 per ounce during 2005. The Company continued to realize higher gold prices during 2005 averaging $454 per ounce of gold sold during the year compared to $416 per ounce of gold sold in 2004 and $368 per ounce of gold sold in 2004.

Cash flow from operations (before changes in non-cash working capital and reclamation expenditures) soared to $89.0 million in 2005 on the increased sales of production and stronger gold price, compared to the $37.4 million in 2004 and $33.9 million in 2003. The Company’s working capital was $36.7 million at December 31, 2005 compared to $27.4 million at the end of 2004. The Company spent $132.6 million in capital expenditures for mineral property, development and plant and equipment in 2005, primarily to complete construction of the Marlin Mine.
The Company’s unhedged position allowed it to take advantage of realized gold prices that in 2005 averaged 9% higher than 2004, and 13.0% higher in 2004 than in 2003.
Refer to the discussions in this document under “Results of Operations” for additional information.
SELECTED ANNUAL AND QUARTERLY INFORMATION

(in millions of U.S. dollars except
per ounce or per share amounts)	2005	2004	2003
Average market price per ounce of gold	$444	$409	$363
Average realized price per ounce of gold	$454	$416	$368
Revenues	$202.6	$94.7	$84.0
Net earnings	$27.1	$20.9	$18.2
Earnings per share — basic	$0.21	$0.16	$0.14
Earnings per share — diluted	$0.20	$0.16	$0.14
Total assets	$721.2	$613.3	$534.1
Total long-term liabilities	$188.6	$123.6	$88.6
Summary of Quarterly Results

The Company’s quarterly information for the last eight quarters is shown below:

(in millions of U.S. dollars except	1st Q		2nd Q	3rd Q	4th Q	1st Q		2nd Q	3rd Q	4th Q
per ounce or per share amounts)	2004		2004	2004	2004	2005		2005	2005	2005
Average realized price/oz. of gold	$412		$394	$406	$438	$429		$430	$446	$495
Ounces of gold sold	52,663		47,036	51,631	76,369	98,117		112,810	91,625	140,640
Revenues (1)	$21.7		$18.6	$21.0	$33.4	$42.1		$48.7	$41.1	$70.7
Net earnings(2)	$9.1	(3)	$2.9	$2.8	$6.1	$2.2	(4)	$8.2	$1.6	$15.1
Basic earnings per share	$0.07		$0.02	$0.02	$0.05	$0.02		$0.06	$0.01	$0.12
Diluted earnings per share	$0.07		$0.02	$0.02	$0.05	$0.02		$0.06	$0.01	$0.11

(1) Net sales and total revenues are the same.
(2) Income from continuing operations and net earnings are the same.
(3) Includes income from the sale of the Cerro San Pedro and Metates properties of $7.0 million in the 1st quarter 2004.
(4) Includes $4.0 million of expenses incurred during the take-over bid for Goldcorp Inc.
RESULTS OF OPERATIONS
Gold Production and Costs Per Ounce
At the operating mines, production totaled 434,010 ounces of gold in 2005, compared to 234,443 ounces of gold produced during 2004, and 230,294 ounces of gold produced during 2003. In 2006, the Company expects to produce approximately 670,000 ounces of gold from four mines: El Sauzal, Marlin, Marigold, and San Martin.

Results of Production 2003-2005

		2005			2004			2003
		Cash	Total		Cash	Total		Cash	Total
	Gold	cost per	cost per	Gold	cost per	cost per	Gold	cost per	cost per
Mine	ounces	ounce	ounce	ounces	ounce	ounce	ounces	ounce	ounce
El Sauzal	191,586	$137	$249	25,053	$151	$260	—	—	—
Marigold(1)	137,116	216	308	94,209	195	272	94,796	172	243
San Martin	81,450	294	399	102,152	191	282	101,835	175	269
Marlin	23,858	196	348	—	—	—	—	—	—
Rand	—	—	—	13,019	250	294	33,663	242	298

Total / average cost	434,010	$195	$301	234,433	$192	$276	230,294	$184	$261

Note: Cash cost and total cost per ounce are non-GAAP financial measures and are discussed further under “Costs of Production”.

1)	This represents the Company’s 66.67% share of Marigold.

	2005	2004	2003
Total tonnes mined
El Sauzal	6,671,733	3,087,729	—
Marigold (100%)	42,483,940	40,702,178	34,969,637
San Martin	9,251,596	8,391,643	8,292,398
Marlin surface	586,728	—	—
Marlin underground	7,182	—	—
Ore tonnes processed
El Sauzal (milled)	1,663,149	115,601	—
Marigold (100%)	8,209,276	8,943,003	7,405,418
San Martin	5,198,562	5,545,749	6,501,231
Marlin (milled)	115,983	—	—
Mining cost per tonne
El Sauzal	$1.10	$0.67	$—
Marigold	0.85	0.66	0.59
San Martin	0.97	1.47	1.23
Marlin surface	1.27	—	—
Marlin underground	34.45	—	—
Processing cost per ore tonne
El Sauzal	$8.20	$16.25	$—
Marigold	0.78	0.61	0.59
San Martin	2.02	1.84	1.35
Marlin	20.67	—	—
Operations Review
Detailed information on the Company’s reserves and resources is contained in the Company’s Renewal Annual Information Form.
El Sauzal Project, Chihuahua, Mexico
El Sauzal had a very successful first year of operation producing 191,586 ounces of gold at a total cash cost per ounce of $137. Total cost per ounce was $249, which included amortization of the purchase price. Mining and mill operations were optimized and recoveries averaged over 92% for the year. Capital expenditures centered on mill and filter plant upgrades. For 2006, the Company is planning on production of 217,000 ounces of gold from El Sauzal.
Marigold Mine, Nevada (66.7%-owned)
(all amounts relate to the Company’s share of production)
The Company is the operator at the Marigold Mine, a partnership operation with Barrick Gold Corporation. Marigold had a solid year of production, adding 137,116 ounces of gold to the Company’s account in 2005 compared to 94,209 ounces of gold during 2004. Cash costs increased to $216 per ounce of gold primarily as a result of increased fuel and reagent costs as well as unplanned maintenance expenditures. Marigold also continued construction of the Cell 12 and 13 leach pad and processing facilities and undertook an $18.4 million stripping campaign in the Basalt and Antler pits.

The Company expects production from Marigold to be approximately 118,000 ounces of gold in 2006.
Marlin Mine, Guatemala
The Marlin Mine start-up in the fourth quarter of 2005 set the stage for the Company to substantially increase production again in 2006. Marlin produced 23,858 ounces of gold and 154,649 ounces of silver at a cash cost per ounce of gold of $196. Marlin continues to work on streamlining and optimizing both mining and milling. Almost all of the production in 2005 came from the open-pit mine, with full underground production not scheduled until mid-2006. Planned production for 2006 is approximately 254,000 ounces of gold and in excess of 3 million ounces of silver.
San Martin Mine, Honduras
The San Martin Mine continued to be a steady performer for the Company with 81,450 ounces of gold produced in 2005. The transition to all run-of-mine ore was complete. Total cash costs per ounce of $294 reflected the impact of significantly higher fuel prices and the fact that San Martin is reliant for operations totally on diesel-generated power. Reagent prices have also negatively impacted costs. San Martin is expected to produce approximately 81,000 ounces of gold in 2006.
Rand Mine, California
The Rand Mine continued in reclamation. Reclamation is expected to be completed in 2006. Drilling to confirm the detoxification of the heap is currently underway. Once clearance is received, the final contouring and reseeding of the heap is planned, along with final closure of the property.
PROJECTS
Cerro Blanco Project, Guatemala
In 2005, $5.4 million was spent on this project. Exploration included the drilling of 119 holes for a total of 28,284 meters. This drilling focused on extending the existing mineralization, particularly to the north. The result of this work was a new resource calculation during the fourth quarter of 2005. Refer to the Company’s Renewal Annual Information Form for information on this resource.
The Company began work on a feasibility study in 2005 which is expected to be completed late in 2006. An environmental study was filed with the government in late 2005 and the Company is still awaiting comments. A total of $14.9 million has been budgeted for the 2006 work.
Dee Joint Venture, Nevada (40% participation)
The Dee Joint Venture exploration program, operated by Barrick Gold Corporation, had encouraging results with 28 holes drilled for a total of 13,332 meters and a resource calculation expected in the first half of 2006. There are currently 5 drills operating on the property. The Company expects to spend $1.6 million on its share of the program during 2006.
Imperial Project, California
During 2003, legislative and administrative actions were taken by the State of California to require that any new open pit metallic mines be completely back-filled at the completion of mining. The Company believes that these actions were taken directly to attempt to stop the Company’s Imperial Project, as a requirement to back-fill renders the project uneconomic. Consequently, the Company has filed a Notice of Arbitration against the United States pursuant to the North American Free Trade Agreement. The notice alleges that the Company’s property rights in the Imperial Project in California have been unlawfully taken by various actions of the United States and the State of California, for which it is entitled to compensation. The Company is seeking recovery of the value of the Imperial Project, pre- and post-award interest and various costs incurred by the Company. A three-person arbitration panel has been selected, and hearings are currently scheduled for

March 2007. The Company cannot predict how long it may take to complete this legal process or whether it will be successful in its action.
RECLAMATION ACTIVITIES
The Company’s reclamation and closure activities continued to be centered on the Dee and Rand Mines. In 2005, $3.3 million was expended on closure activities. The Company spent $2.8 million on reclamation activities in 2004, primarily at the Rand and Dee mine sites with some minor amounts at the Daisy and Marigold sites. The Company spent $3.3 million during 2003 on reclamation. The Company plans to spend approximately $1.3 million in 2006 on site closure and reclamation, primarily at the Rand Mine, with final expenditures at Dee and Daisy.
FINANCIAL REVIEW
Revenues
Revenues from gold sales jumped to $202.6 million for the year ended December 31, 2005 from $94.7 million for the year ended December 31, 2004 and from $84.0 million for the year ended December 31, 2003. This year the primary driver was the 85% increase in sales of production, along with the 9% increase in the realized gold price. The increase in 2004 revenues was the result of a significantly stronger realized gold price. The Company sold 443,192 ounces of gold in 2005, 227,700 ounces of gold during 2004, and 228,219 ounces of gold in 2003. The Company realized an average of $454 per ounce of gold in 2005, compared to $416 per ounce of gold in 2004 and $368 per ounce of gold in 2003. Silver revenues were $1.6 million in 2005 but less than $0.1 million in both 2004 and 2003. Silver revenues are expected to rise to over 7% of total revenues in 2006 based on the projected silver production from Marlin.
Cost of production
The Company’s total cash cost of production includes mining, processing, direct mine overhead costs and royalties, but excludes selling, general and administrative costs at the corporate level. Total production costs include depreciation and depletion and amortization of site closure and reclamation accruals but exclude future income tax effects. There is a difference between cost of sales and cost of production relating to the difference in the cost of the ounces sold out of inventory during the year, as well as revenues from silver which are treated as a by-product credit for calculation of the per-ounce cost of production. In 2005 the Company produced 434,010 ounces of gold and sold 443,192 ounces out of inventory. The number of gold ounces produced in 2004 was 234,433 ounces compared to the number of ounces of gold actually sold of 227,700.
The table below reconciles total cash costs per ounce of production and total costs per ounce of production based on the Gold Institute Production Cost Standard to cost per ounce sold per the financial statements:

Reconciliation of Gold Institute Cash Cost Per Ounce with Cost of Goods Sold

(in millions of United States dollars,
except for per-ounce amounts)	2005	2004	2003
Total ounces sold	443,192	227,701	228,219
Total ounces produced	434,010	234,433	230,294

Total cost of sales per the financial statements	$87.7	$43.9	$41.6
Adjustments for revenue recognition (difference in cost of ounces sold out of inventory)	$(1.1)	$1.0	$0.7
Adjustment for silver by-product credit	$(2.1)	—	—
Total cash cost of production per Gold Institute Production Cost Standard	$84.5	$44.9	$42.3

Total cash cost per ounce of gold sold	$198	$193	$182
Total cash cost per ounce of gold produced per Gold Institute Production Cost Standard	$195	$192	$184

Depreciation, depletion and amortization per the financial statements	$51.1	$20.8	$17.7
Net adjustments for cost of ounces produced but not sold, non-production-related depreciation and future income tax effects	(5.0)	(1.0)	(0.0)
Total cost of production per Gold Institute Production Cost Standard	$130.6	$64.7	$60.0
Total cost of production per ounce of gold produced per Gold Institute Production Cost Standard	$301	$276	$261
Cash costs of production should not be considered as an alternative to operating profit or net profit attributable to shareholders, or as an alternative to other Canadian or U.S. generally accepted accounting principle measures and may not be comparable to other similarly titled measures of other companies. However, the Company believes that cash costs of production per ounce of gold, by mine, is a useful indicator to investors and management of a mine’s performance as it provides: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce by mine to the price of gold; (ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other mines.
The Company’s cost of sales for the year ended December 31, 2005 was $87.7 million compared to the $43.9 million in the year ended December 31, 2004 and $41.6 million for the year ended December 31, 2003. Cost of sales increased primarily as a result of increased production and ounces sold. Total cash cost per ounce of gold increased to an average of $195 for 2005 compared to $192 per ounce in 2004 and $184 per ounce in 2003. Increased fuel and reagent costs coupled with unplanned maintenance costs were the primary factors in the increase from 2004 to 2005. Increased fuel costs and decreased production were the most significant factors in the increase in cash costs per ounce from 2003 to 2004.
In 2005, the total cost of production rose to $301 per ounce of gold from $276 per ounce in 2004 and $261 per ounce in 2003. Depreciation and depletion charges were $51.1 million in 2005 compared to $20.8 million in 2004 and $17.7 million during 2003. Changes in the depreciation and depletion expense were attributable to additions to the mineral property, plant and equipment base, changes in the reserve base and changes in production levels, as many charges were made on a “unit-of-production” basis. The significantly increased depreciation and depletion charges in 2005 resulted from the large capital expenditures made by the Company over the last three years, which have now begun to be expensed, coupled with the 85% increase in production. The larger capital base also results in an increase in these charges on a per-ounce basis.
Other income and expenses
Exploration expenditures were $15.7 million during 2005, of which $6.2 million was capitalized. Capitalized exploration was $2.8 million at Marlin, $2.2 million at Marigold and $1.2 million at El Sauzal. Exploration expense was primarily at the Cerro Blanco Project where $5.4 million was spent on exploration and feasibility study work. The Company’s share of exploration expense at the Dee joint venture was $1.6 million. Expensed exploration in Mexico totaled $1.5 million. Other expense of $1.0 million was incurred in the United States, Honduras, and Guatemala. Exploration expenditures in 2004 were $10.8 million of which $6.7 million was capitalized: $4.5 million at the Marlin Project and $2.2 million at the Marigold Mine. Expensed exploration was $1.9 million in Guatemala, primarily at the Cerro Blanco Project, $1.4 million in Nevada at the Marigold and Dee properties, and $0.8 million in Mexico. The Company expended $9.3 million on exploration during 2003 of which $5.6 million was expensed and $3.7 million capitalized to the related mineral property. The most significant expenditures were at the Marlin Project ($5.6 million), and at the Marigold Mine ($2.5 million).
General and administrative costs increased to $13.0 million in 2005 which included $4.0 million of expense incurred in connection with the Goldcorp Inc. take-over bid. The balance of the increase continued to reflect increased insurance and personnel costs related to the Company’s growth. General and administrative expense was $7.2 million in 2004 and $5.9 million in 2003. The Company also recognized $3.9 million of stock-based compensation during 2005 on the grants of restricted shares, options and share appreciation rights (which are settled in shares). There was less than $0.1 million of stock-based compensation in 2004.
The Company had no write-downs or recoveries associated with properties during 2005, 2004 or 2003.
Interest and other income declined to $2.2 million in 2005 from the $8.7 million recognized during 2004 and $4.4 million recognized in 2003. In 2005, interest income was $0.7 million and gain on sales of investments and miscellaneous equipment was $1.7 million. Foreign exchange losses were $0.2 million. During 2004, the Company received $7.25 million relating to the sale of the Cerro San Pedro Project to Metallica Resources Inc. and $0.7 million on the sale of its interest in the Metates property. Interest income was $0.9 million, other miscellaneous income was $0.4 million, and foreign exchange losses were $0.5 million. Significant items in 2003 included the gain recognized on the sale of the Company’s investment in the Cerro San Pedro Project ($1.5 million) and interest received on a tax refund relating to previous years ($1.0 million).
The Company incurred $3.5 million of interest expense during 2005, of which $3.1 million was capitalized to the Marlin Project during construction. The Company had interest expense of $0.2 million and $1.0 of financing costs in 2004, all of which was capitalized to Marlin. There was no interest expense in 2003.
Current tax expense during 2005 was $4.3 million, relating primarily to the San Martin Mine and El Sauzal Mine. In 2004, current tax expense was $3.9 million relating to cash taxes payable at San Martin and in Mexico. There were no significant cash taxes paid in 2003.
Future income tax expense during 2005 was $5.7 million. Earnings from San Martin and El Sauzal generated the expense, which was offset by a reduction in the liability resulting from a reorganization of the Company’s tax structure. Future income tax expense of $1.9 million during 2004 related primarily to earnings at the El Sauzal Mine and the San Martin Mine, offset by revaluations of total future income tax in Mexico (a reduction of expense) and an increase in the valuation allowance in the United States (an increase in expense). For 2003, the future income tax expense of $1.8 million was due primarily to tax-effecting the earnings from the San Martin Mine, and the valuation allowance related to U.S. tax losses was reduced, resulting in a recovery of $3.0 million (total effect was a recovery of $1.2 million). The $3.0 million valuation allowance was re-established in 2004, as noted above.
LIQUIDITY AND CAPITAL RESOURCES
Working Capital and Cash Flow
The Company began to improve its working capital situation during the fourth quarter as construction of the Marlin Mine was substantially completed and production began. The Company ended the 2005 year with working capital of $36.7 million compared to $27.4 million at December 31, 2004.
Cash flow from operations (before changes in non-cash working capital and reclamation expenditures) rose dramatically to $89.0 million on both increased sales of production and a stronger gold price. Cash flow from operations was $37.4 million in 2004 compared to $33.9 million in 2003. The 2004 cash flow also reflected increases in revenues due to the higher realized gold price offset by slightly reduced ounces sold and increased costs per ounce compared to 2003. Net cash provided by operating activities, which included the non-cash working capital changes and cash expenditures on the reclamation properties, increased to $81.4 million for the year ended December 31, 2005 from $45.9 million in 2004 and $27.0 million in 2003.
Capital Expenditures
The Company’s capital expenditures for 2005 were focused on the Marlin property. Total capital expenditures for 2005 were $132.6 million. The Company spent a record $191.4 million during 2004 as the El Sauzal Mine was completed and the Marlin Project significantly advanced. The Company’s capital expenditures were $77.8 million during 2003 as construction at the El Sauzal Project and the Marlin Project began and expansion at the Marigold Mine continued. Major capital expenditures during the fiscal year 2005 were as follows:

(in millions)
Marlin Project development, purchase of equipment and other related capital expenditures	$98.0
Marigold Mine development and purchase of equipment	25.7
El Sauzal Project development and purchase of equipment	6.7
San Martin Mine development and purchase of equipment	2.1
Other	0.1

$132.6

Included in the above were capitalized exploration expenditures of $2.2 million for Marigold, $2.8 million for Marlin and $1.2 million for El Sauzal.
Capital expenditures and funds for exploration in 2006 are planned to be approximately $64.4 million. The primary capital expenditures are expected to be for plant, equipment and development at the Marlin Mine ($15.6 million), equipment purchases at the El Sauzal Mine ($6.4 million), equipment purchases and development for the Marigold Mine ($16.7 million), and development at the San Martin Mine ($0.7 million). Exploration is planned primarily at the Marlin Mine and at Cerro Blanco with additional work in the United States and Mexico. Exploration and feasibility study costs at Cerro Blanco are budgeted at $14.9 million for 2006.
The Company believes that its estimated cash flows from operations and current cash reserves will be sufficient to fund its anticipated 2006 expenditures.

Long term liabilities
The long-term portion of the reserve for site reclamation and closure was $12.2 million at December 31, 2005 compared to $7.6 million at the end of 2004 and $5.7 million at the end of 2003. The increase in 2005 reflects the addition of the Marlin Mine. The liability for future income tax was $96.4 million at December 31, 2005, $86.0 million at December 31, 2004 and $82.9 million at December 31, 2003. These balances include approximately $60.0 million recorded in connection with the purchase price of Francisco in 2002 and $10.0 million related to the tax effect of the shares issued to former shareholders of Montana Gold Corp. in 2003 (also see “Capital Resources”). The remaining balance in future income tax liabilities consists primarily of amounts recorded as a result of tax-effecting the earnings from the San Martin and El Sauzal mines.
The largest increase in long-term liabilities came from long-term debt. In 2004, the Company signed a loan agreement with International Finance Corporation, a division of the World Bank. The facility provided $45.0 million in funding for development of the Company’s Marlin Project in Guatemala. The loan is repayable over three years at a six-month LIBOR plus 2.625%-based interest rate. The facility is secured by a pledge of the Company’s shares in the related Guatemalan subsidiaries. At December 31, 2005, there was $45.0 million outstanding under the facility (2004 - $30.0 million). The interest rate at December 31, 2005 was 6.445% (2004 — 4.775%). Semi-annual repayments of $7.5 million are scheduled from January 2007 through July 2009.
On March 4, 2005, the Company finalized a $50.0 million revolving credit facility with the Bank of Nova Scotia. The facility is available for drawdown in United States dollars or ounces of silver with repayment at any time during the three-year period ending March 4, 2008 at a bank base rate or LIBOR-based rate (plus 0.25%-1.50% depending on financial ratios), payable according to the quoted rate term. The facility is secured by a pledge of the Company’s shares in certain U.S. and Mexican mining subsidiaries. There was $35.0 million outstanding under this facility at year-end. The LIBOR-based interest rate at December 31, 2005 was 5.57%.
At December 31, 2005 the Company had a total of $80.0 million in long-term debt (2004 — $30.0 million). For the year ended December 31, 2005, $3.1 million of interest and financing costs were capitalized to the Marlin Project (2004 — $1.2 million). The Company was in compliance with all of its debt covenants as of December 31, 2005.
Share Capital Transactions
During 2003 the Company paid $1.6 million to Chesapeake Gold Corp. and issued 2.2 million common shares of the Company valued at $20.7 million to former shareholders of Montana Gold Corp. upon filing of the technical report with the Toronto Stock Exchange establishing the reserves at Marlin, pursuant to the terms of the 2002 Plan of Arrangement with Francisco Gold Corp.
At an extraordinary shareholders meeting on February 9, 2005, the Company’s shareholders removed the restriction on the number of common shares the Company is authorized to issue by majority vote of all shareholders present.
In the course of its business, the Company may issue debt or equity securities to meet the growth plans of the Company if it determines that additional funding could be obtained under favorable financial terms. No assurance can be given that additional funding will be available or, if available, will be on terms acceptable to the Company.
No dividends were paid or declared in 2005, 2004 or 2003.

FINANCIAL INSTRUMENTS AND HEDGING
At December 31, 2005, December 31, 2004 and at December 31, 2003, the Company had no gold or silver ounces hedged.
COMMITMENTS AND CONTINGENCIES
In the course of its normal business, the Company incurs various contractual obligations and contingent liabilities. These contractual obligations and contingencies as at December 31, 2005 are shown in the table below:
(amounts in millions of U.S. dollars)

	Less than			More than
Contractual Obligations	one year	1 – 3 years	4 – 5 years	5 years	Total
Operating leases	$1.0	$0.7	$0.1	$0.3	$2.1
Minimum royalty payments	$0.6	$1.2	$1.2	$2.4	$5.4
Construction and equipment purchase contracts	$18.0	—	—	—	$18.0
Long-term debt (1)	$—	$65.0	$15.0	—	$80.0

	Less than			More than
Contingencies	one year	1 – 3 years	4 – 5 years	5 years	Total
Future site closure and reclamation costs (2)	$1.0	$0.9	$1.6	$15.6	$19.1

(1)	Does not include future interest payments on the long-term debt.

(2)	In the Company’s financial statements, $1.0 million of these obligations are included in current liabilities and $12.2 million in long-term liabilities. The Company has $11.4 million in collateral backing these obligations.
DISCLOSURE OF OUTSTANDING SHARE DATA
The Company had 200,000,000 shares of common stock authorized as of December 31, 2004. At an extraordinary shareholders’ meeting on February 9, 2005, the restriction on the number of shares authorized was removed allowing the Company to issue an unlimited number of common shares. The Company had 131,918,803 common shares outstanding at December 31, 2005 and 131,994,545 common shares outstanding as of March 6, 2006. The Company also had outstanding 2,452,153 stock options as of December 31, 2005 (2,560,153 of March 6, 2006) each of which is exercisable into one common share.
PROPOSED TRANSACTION
On February 24, 2006 the Company announced that it has entered into an agreement whereby the Company will acquire all of the issued and outstanding shares of Western Silver Corporation (“Western Silver”), a British Columbia, Canada corporation, pursuant to a plan of arrangement. Western Silver’s principal asset is the Peñasquito development project in Zacatecas, Mexico.
Under the agreement, the Company is offering to exchange 0.688 of a common share of the Company for each issued Western Silver share. Prior to the Company’s acquisition of all of the issued and outstanding shares of Western Silver, Western Silver will transfer approximately Cdn.$38.8 million in cash and two properties located in Canada and Mexico to a new exploration company, anticipated to be named Western Copper Corporation (“Western Copper”). The current shareholders of Western Silver will receive, in addition to the 0.688 of a common share of the Company, one share of Western Copper for each share of Western Silver owned. Initially the Company will not have an interest in Western Copper but will retain a right to acquire a 5% stake in Western Copper.

The Company anticipates it will issue approximately 33.4 million common shares and 1.8 million option rights under the terms of the agreement. Completion of the transaction is subject to execution of a definitive agreement and approval by Western Silver shareholders and regulatory authorities.
The Board of Directors of each company has unanimously approved the transaction. All officers and directors of Western Silver have agreed to enter into lock-up and support agreements with the Company under which they will vote in favor of the transaction. If Western Silver terminates the transaction as a result of a superior offer, the Company is to receive a termination fee equal to 3.5% of the market capitalization of Western Silver at the time of the termination.
CRITICAL ACCOUNTING POLICIES
The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses. The Company’s accounting policies are described in note 2 of the notes to its consolidated financial statements. The Company’s accounting policies relating to work-in-progress inventory valuation, depreciation and depletion of mineral property, plant and equipment and site reclamation and closure accruals are critical accounting policies that are subject to estimates and assumptions regarding reserves, recoveries, future gold prices and future mining activities. All estimates used are subject to periodic review and are adjusted as appropriate. Life-of-mine plans are prepared each year, so all estimates relating to mining activities, reserves, recoveries and gold prices are re-assessed annually, or more frequently as determined by management. Because of the ongoing review process, the Company has been able to update its estimates on a timely basis as developments affecting the underlying assumptions have necessitated such modifications.
The Company records the cost of mining ore stacked on its leach pads and at the El Sauzal and Marlin mills as work-in-progress inventory, and values work-in-progress inventory at the lower of cost or estimated net realizable value. These costs are charged to earnings and included in cost of sales on the basis of ounces of gold sold. The assumptions used in the valuation of work-in-progress inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in the El Sauzal and Marlin mill circuits and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-progress inventories, which would reduce the Company’s earnings and working capital.
The Company records mineral property acquisition costs and mine development costs at cost. In accordance with Canadian generally accepted accounting principles, the Company capitalizes pre-production expenditures net of revenues received, until the commencement of commercial production. A significant portion of the Company’s mineral property, plant and equipment is depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation, depletion and amortization of mineral property, plant and equipment is based on the amount of reserves expected to be recovered from each location. If these estimates of reserves prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the price of gold or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write-down the recorded value of its mineral property, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.
In addition, generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of the capitalized mineral property, plant and equipment. For producing properties, this assessment is based on expected future cash flows to be generated from the location. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral property, plant and equipment, which would reduce the Company’s earnings and net assets.
The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. Effective January 1, 2004, the Company retroactively adopted the Canadian Institute of Chartered Accountants Handbook Section 3110, “Asset Retirement Obligations” (“HB 3110”). HB 3110 requires that the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required to record the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. Subsequently, these capitalized asset retirement costs will be amortized to expense over the life of the related assets using the unit-of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs). Prior years’ financial statements were restated in 2004 to apply the provisions of the new accounting policy for site closure and reclamation costs. If these estimates of costs or of recoverable mineral resources prove to be inaccurate, the Company could be required to write down the recorded value of its mineral property or increase the amount of future depreciation and accretion expense, or both, all which would reduce the Company’s earnings and net assets.
Changes in accounting policies
The Emerging Issues Committee of the Canadian Institute of Chartered Accountants (“EIC”) and the Emerging Issues Task Force in the United States have both issued papers on deferred stripping. In the United States, in EITF 04-6, “Accounting for Stripping Costs Incurred During Production in the Mining Industry” the Task Force reached a consensus that stripping incurred during the production phase of a mine are variable production costs that should be included in the cost of inventory in the period in which the stripping costs are incurred. EITF 04-6 does not address the stripping costs incurred during the pre-production phase, capitalization of which is permitted under United States generally accepted accounting principles (“GAAP”). The EIC issued an abstract which calls for the capitalization of stripping costs incurred during the production phase of a mine that provide a “betterment” or future period benefits. Such costs would be deferred and amortized over the production of the ounces to which the costs relate.
Historically, for Canadian and United States GAAP, the Company has deferred stripping costs at the Marigold Mine in excess of the life-of-mine strip ratio. Since EITF 04-6 is effective for years beginning on or after December 15, 2005 with the cumulative effect of adoption of EITF 04-6 accounted for as a cumulative change in accounting policy, adoption of EITF 04-6 will affect the consolidated financial statements for United States GAAP purposes. The EIC abstract will be effective for years beginning on or after July 1, 2006, with early adoption permitted. The Company has not yet completed its review of the impact of these new statements.
ENVIRONMENTAL, REGULATORY AND OTHER RISK FACTORS
Reclamation and Environmental
The Company generally is required to mitigate long-term environmental impacts by stabilizing, contouring, reshaping and re-vegetating various portions of a site once mining and processing are completed. Reclamation efforts are conducted in accordance with detailed plans that have been reviewed and approved by the appropriate regulatory agencies. Whenever feasible, reclamation is conducted concurrently with mining operations.

Though the Company believes that its mining operations are in material compliance with all present health, safety and environmental rules and regulations, there is always some uncertainty associated with such due to the complexity and application of such rules and regulations. The Company does not anticipate that the cost of compliance with existing environmental laws and regulations will have a material impact on its earnings in the foreseeable future. However, possible future health, safety and environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted.
A portion of the $13.8 million of the Company’s expenditures in 2005 on leach pads at San Martin and Marigold, the dry-filtered tailings system at El Sauzal, and the tailings impoundment at the Marlin Project were related to complying with environmental standards. The Company estimates that it will spend approximately $13.7 million in this area during the year ending December 31, 2006 including leach pad construction at San Martin ($0.3 million) and Marigold (Company’s share $2.4 million), work on the phase 2 tailings impoundment at Marlin ($6.8 million) and feasibility work for a leach pad facility at El Sauzal ($4.2 million), part of which can be considered to be related to compliance.
At the corporate level, an Environmental Policy is in place to assure measurable standards for internal environmental audits for review by the Environment Committee of the Board of Directors. The Committee has been active and is satisfied the Company is complying with regulatory parameters.
As of December 31, 2005, the Company had in place $11.4 million of certificates of deposit or cash deposits ($10.7 million at December 31, 2004) and $2.1 million in reclamation bonds ($2.1 million at December 31, 2004) posted as security for future reclamation costs.
Regulatory and Other Risk Factors
The Company conducts mining, development and exploration activities in countries other than Canada and the United States. The Company’s foreign mining investments are subject to the risks normally associated with the conduct of business in foreign countries, which include, among others, invalidation of governmental orders or permits, corruption, uncertain political and economic environments, terrorist actions, arbitrary changes in laws or policies, the opposition of mining from environmental or other non-governmental organizations and limitations on foreign ownership or the export of gold. These risks may limit or disrupt the Company’s projects, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation, any or all of which could have a material and adverse effect on the Company’s profitability or the viability of its foreign operations.
Additionally, legislation has been introduced in prior sessions of the U.S. Congress to make significant revisions to the U.S. General Mining Law of 1872 that would affect the Company’s unpatented mining claims on federal lands, including a royalty on gold production. It cannot be predicted whether any of these proposals will become law. Any levy of the type proposed would only apply to unpatented federal lands and accordingly could adversely affect the profitability of portions of the gold production from the Marigold mine, and all production from the Imperial Project if it were to be developed.
The Company’s mineral development and mining activities and profitability are subject to significant risks due to numerous factors outside of its control including, but not limited to, the price of gold, changes in the regulatory environment, various foreign exchange fluctuations and risks inherent in mining. Refer to the Company’s Annual Information Form for additional discussions of risk factors.
Because the Company has no production hedged, any sustained change in the price of gold over or under current levels will appreciably affect the Company’s general liquidity position and could substantially increase or decrease revenues, earnings and cash flow.

Acquisition of title to mineral properties in all jurisdictions where the Company operates is a very detailed and time-consuming process. Certain of the Company’s properties have not been surveyed and therefore, in accordance with the laws of the jurisdiction in which the properties are located, their existence and area could be in doubt. Although the Company has investigated title to all of its mineral properties, the Company cannot give any assurance that title to such properties will not be challenged or impugned. In addition, portions of the Company’s mineral reserves lie within unpatented mining claims in the United States. There is a risk that any of the Company’s unpatented mining claims could be determined to be invalid, in which case the Company could lose the right to any mineral reserves contained within those mining claims.
The Company prepares estimates of future gold production for its various operations. The Company’s production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, assumptions pertaining to ground conditions and physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing. The failure of the Company to achieve its production estimates could have a material and adverse effect on any or all of the Company’s future cash flows, profitability, results of operations and financial condition.
The Company’s published figures for both mineral reserves and mineral resources are only estimates. The estimating of mineral reserves and mineral resources is a subjective process which depends in part on the quality of available data and the assumptions used and judgments made in interpreting such data. There is significant uncertainty in any reserve or resource estimate such that the actual deposits encountered and the economic viability of mining the deposits may differ materially from the Company’s estimates.
Gold exploration is highly speculative in nature. Success in exploration is dependent upon a number of factors including, but not limited to, quality of management, quality and availability of geological expertise and availability of exploration capital. Due to these and other factors, no assurance can be given that the Company’s exploration programs will result in the discovery of new mineral reserves or resources.
The Company also invests cash balances in short-term investments that are subject to interest rate fluctuations. Because these investments are in highly liquid, short-term instruments, the Company believes that any impact of an interest rate change would not be material. The Company’s long-term debt is based on a market rate, reset semi-annually. Changes in the “LIBOR” rates will directly affect the Company’s interest expense.
CONTROLS AND PROCEDURES
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures, as required by Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.
The Company’s disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, believes that its disclosure controls and procedures are effective to provide such reasonable assurance.
The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
There has been no change in the Company’s internal control over financial reporting during the Company’s year ended December 31, 2005 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Forward-Looking Statements
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variation of such words and phrases that refer to certain actions, events or results to be taken, occur or achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, requirements for additional capital, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, the Company’s hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation, as well as those factors discussed under Item 5 in the section entitled “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained herein and in the Company’s other filings incorporated by reference.